Secure Luggage Solutions Inc.
2375 East Camelback Road, 5th Floor
Phoenix, Arizona 85016
602.387.4035

June 25, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3569

Attention:     J. Nolan McWilliams, Division of Corporation Finance

Re:     Secure Luggage Solutions, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed June 14, 2010
File No. 333-162518

Dear Mr. McWilliams:

We have received and reviewed your letter dated June 22, 2010, and the comments therein, regarding the above-referenced matter.  In response to those comments, please be informed as follows.

Our Business, page 4

1.
We note your response to our prior comment 2.  Please revise this section to prominently state that you have not completed the necessary agreements which would allow you to commence operations and begin generating revenues, including reaching agreement with the Vancouver airport authority and obtaining additional financing.  Please also prominently state that there is no guarantee that these agreements will be reached at all, or within your anticipated timeframe.

Please note, we have revised that section to specify prominently that we have not completed the necessary agreements which would allow us to commence operations and begin generating revenues, including entering into an agreement with the Vancouver Airport Authority and obtaining additional financing.  Additionally, please note, on Page 5 of the Registration Statement, we have specified that there is no guarantee or assurance that these agreements will be entered into at all, or within our anticipated timeframe.

2.	Reposition the bolded paragraph on page six so that it is the fourth paragraph on page 4.

Please note, we have repositioned the bolded paragraph on page 6 to page 4 of the registration statement.

3.	Please revise the first sentence of what is currently the fourth paragraph to disclose that the business you hope to enter is luggage wrap.

Please note, we have revised the first sentence of what was formerly the fourth paragraph to disclose that we hope to commence operations as a luggage wrap business.

4.
In this regard, please delete the phrase “which should be profitable to us” in the first full paragraph on page 5 as you do not yet know the terms of the arrangement.  Similarly, without an agreement, there appears to be no basis for the statement in the fourth full paragraph on page 5 that you “should be able to commence operations” no later than September 30, 2010.  Please remove it or provide a basis for the statement.

Please note, on Page 5 of the Registration Statement, we have removed the phrase “which should be profitable to us.”  Additionally, on that Page 5, we have eliminated the phrase and concept that we should be able to commence operations at Vancouver International Airport no later than September 30, 2010.

Please note, enclosed with this letter are two copies of Amendment No. 5 to the registration statement (the “Amendment”), which copies do not highlight the changes made to our original registration statement.  Additionally, please note, enclosed with this letter are two copies of the Amendment, which copies “track” or “highlight” the changes made to that registration statement.

Hopefully, the provisions of this letter and the modifications made to the Registration Statement are completely responsive to your comments and questions specified in that letter dated June 22, 2010.  Your time, attention, and cooperation regarding this matter are appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

Secure Luggage Solutions, Inc.,
a Delaware corporation

/s/ Donald G. Bauer
By: Donald G. Bauer

Its: President and Chief Executive Officer